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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                        AMERICAN INCOME PARTNERS III-B
                              LIMITED PARTNERSHIP
                           (NAME OF SUBJECT COMPANY)

                        AMERICAN INCOME PARTNERS III-B
                              LIMITED PARTNERSHIP
                       (NAME OF PERSON FILING STATEMENT)

                UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                      NONE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                             GEOFFREY A. MACDONALD
                            AFG LEASING INCORPORATED
                           98 NORTH WASHINGTON STREET
                          BOSTON, MASSACHUSETTS 02114
                                 (617)854-5800
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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G
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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is American Income Partners III-B Limited Partnership, a Massachusetts limited partnership (the "Partnership"), which has its principal executive offices at 98 North Washington Street, Boston, Massachusetts 02114. The title of the class of equity securities to which this Statement relates is units (the "Units") representing limited partnership interests of the Partnership.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Statement relates to the tender offer of Atlantic Acquisition Limited Partnership, a Massachusetts limited partnership (the "Purchaser"), to purchase up to 507,299 of the outstanding Units at a purchase price of $1.50 per Unit, net to the seller in cash, without interest, pursuant to the terms and conditions of an Offer to Purchase dated August 18, 1995, and the related Letter of Transmittal (together, the "Offer"). The Offer is being made pursuant to a tender offer statement on Schedule 14D-1 dated August 18, 1995.

  The address of the principal executive offices of the Purchaser is 98 North Washington Street, Boston, Massachusetts 02114.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

  (b) The Purchaser is related to AFG Leasing Incorporated and Geoffrey A. MacDonald, the general partners of the Partnership (the "General Partners"), to American Finance Group ("AFG"), the sponsor of the Partnership, and to parties related to AFG.

  Certain Relationships. The General Partners own a 1% interest (with certain exceptions not expected to apply) in the Partnership of distributable cash from operations and from sales or refinancings. Further, subject to certain limitations contained in the Partnership Agreement of the Partnership, the Partnership will reimburse the General Partners and their affiliates for certain expenses incurred by them in connection with Partnership operations and will pay certain fees pursuant to the terms of the Partnership Agreement. For information as to the amounts paid to the General Partners and their affiliates during the last three fiscal years and the six months ended June 30, 1995, see Note 4 to the Financial Statements of the Partnership in the Form 10-K of the Partnership for the fiscal year ended December 31, 1994, and
Note 5 to the Financial Statements of the Partnership in the Form 10-Q of the Partnership for the six months ended June 30, 1995.

  The general partner of the Purchaser is AAL, Inc., a newly-formed Massachusetts corporation ("AAL, Inc."). The directors, officers and stockholders of AAL, Inc. are Gary D. Engle and James A. Coyne. Mr. Engle controls AFG and the Purchaser. Messrs. Engle and Coyne and Geoffrey A. MacDonald are the initial limited partners of the Purchaser. AFG controls AFG Leasing Incorporated, one of the General Partners. Mr. MacDonald is the other General Partner.

  Tender Offer Loan. As disclosed in the Offer, the Purchaser will obtain a loan in connection with the consummation of the Offer. The Purchaser plans to service the loan with cash distributions attributable to the Units it acquires. A primary possible source of such cash distributions is the Purchaser's distributable portion of the proceeds of any sale or refinancing of the Partnership's equipment. Consequently, the General Partners may have a conflict of interest in determining whether and when to sell and/or refinance the Partnership's equipment.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  Because of the inherent conflict of interest resulting from the relationships among the General Partners, the Purchaser and AFG, the Partnership is making no recommendation and is remaining neutral as to whether Unitholders should tender their Units pursuant to the Offer.

                                       2
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ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Neither the Partnership nor any person acting on its behalf has or currently intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to Unitholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) None.

  (b) Neither the Partnership nor either General Partner, or any executive officer, director, affiliate or subsidiary of the Partnership or either General Partner, owns any Units.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit (a)(i) --Cover Letter to Unitholders from the Partnership dated
                   August 18, 1995.

  Exhibit (b)    --None.

  Exhibit (c)(i) --Note 4 to the Financial Statements of the Partnership
                   included in the Form 10-K of the Partnership for the fiscal year ended December 31, 1994.

  Exhibit (c)(ii)--Note 5 to the Financial Statements of the Partnership
                   included in the Form 10-Q of the Partnership for the six months ended June 30, 1995.

                                       3
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                                  SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 1995
                                          AMERICAN INCOME PARTNERS III-B
                                          LIMITED PARTNERSHIP

                                          By: AFG Leasing Incorporated, its
                                              general partner


                                          By: /s/ Geoffrey A. MacDonald
                                              ---------------------------------
                                              Name: Geoffrey A. MacDonald
                                              Title:President

                                       4
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                                 EXHIBIT INDEX

     EXHIBIT                                                   SEQUENTIALLY
       NO.                       DESCRIPTION                   NUMBERED PAGE
     -------                     -----------                   -------------
 Exhibit (a)(i)  Cover Letter to Unitholders from the
                 Partnership dated August 18, 1995.
 Exhibit (b)     None.
 Exhibit (c)(i)  Note 4 to the Financial Statements of the
                 Partnership included in the
                 Form 10-K of the Partnership for the fiscal
                 year ended December 31, 1994.
 Exhibit (c)(ii) Note 5 to the Financial Statements of the
                 Partnership included in the
                 Form 10-Q of the Partnership for the six
                 months ended June 30, 1995.
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